SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of January, 2004

                               HALO RESOURCES LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F      X       Form 40-F
                                 -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No    X
                            -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                   HALO RESOURCES LTD.
                                                   (Registrant)

Date   January 12,   2004                          By  /s/ Nick DeMare
     ---------------------                         ---------------------------
                                                   (Signature)
                                                   Nick DeMare, President

--------------------------------------------------------------------------------



                               TRIMARK ENERGY LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                            AUGUST 31, 2003 AND 2002



--------------------------------------------------------------------------------

                                                                           D & H
                                                                           group
                                                                       Chartered
                                                                     Accountants



AUDITORS' REPORT


To the Shareholders of
Trimark Energy Ltd.


We have audited the consolidated balance sheets of Trimark Energy Ltd. as at August 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and 2002 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.


Vancouver, B.C.                                /s/ D & H GROUP
December 17, 2003
                                             CHARTERED ACCOUNTANTS


                                   D & H Group
                          A Partnership of Corporations
               A Member of BHD Association with affiliated offices
                       across Canada and Internationally
      10th Floor, 1333 West Broadway, Vancouver, BC V6H 4C1 www.dhgroup.ca
                         F 604-731-9923 T 604-731-5881

                               TRIMARK ENERGY LTD.
                           CONSOLIDATED BALANCE SHEETS
                                 AS AT AUGUST 31



                                                      2003             2002
                                                        $                $
                                   ASSETS

CURRENT ASSETS

Cash                                                     9,805          336,182
Amounts receivable                                       7,113           22,849
Marketable securities                                        -           46,121
                                                  ------------     ------------
                                                        16,918          405,152
PETROLEUM AND NATURAL GAS INTERESTS (Note 4)            76,167        1,111,226

OTHER ASSETS (Note 8(b))                                     -          114,843
                                                  ------------     ------------
                                                        93,085        1,631,221
                                                  ============     ============

                              LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                19,046          328,018

ADVANCES (Note 5)                                    1,019,012          775,534
                                                  ------------     ------------
                                                     1,038,058        1,103,552
                                                  ------------     ------------

                           SHAREHOLDERS' EQUITY (DEFICIENCY)


SHARE CAPITAL (Note 6)                              19,537,102       19,537,102

DEFICIT                                            (20,482,075)     (19,009,433)
                                                  ------------     ------------
                                                      (944,973)         527,669
                                                  ------------     ------------
                                                        93,085        1,631,221
                                                  ============     ============

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)


APPROVED BY THE BOARD

/s/ NICK DEMARE       , Director
--------------------------------
/s/ GEORGE MUSCROFT   , Director
--------------------------------

        The accompanying notes are an integral part of these consolidated financial statements.

                               TRIMARK ENERGY LTD.
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                          FOR THE YEARS ENDED AUGUST 31




                                                      2003             2002
                                                        $                $
REVENUES

Oil and gas sales                                       45,346          125,749
Interest and other                                      23,878           37,028
                                                  ------------     ------------
                                                        69,224          162,777
                                                  ------------     ------------
EXPENSES

Production                                              16,810          134,556
General and administrative                             176,947          241,789
Depreciation, depletion and impairment               1,251,882        6,010,537
                                                  ------------     ------------
                                                     1,445,639        6,386,882
                                                  ------------     ------------
LOSS BEFORE THE FOLLOWING                           (1,376,415)      (6,224,105)

INTEREST EXPENSE                                       (60,741)         (70,630)

WRITE-OFF OF AMOUNTS RECEIVABLE                        (19,959)               -

LOSS ON SALE OF MARKETABLE SECURITIES                  (15,527)         (13,239)

WRITE-DOWN OF OTHER ASSETS                                   -         (258,699)
                                                  ------------     ------------
NET LOSS FOR THE YEAR                               (1,472,642)      (6,566,673)

DEFICIT - BEGINNING OF YEAR                        (19,009,433)     (12,442,760)
                                                  ------------     ------------
DEFICIT - END OF YEAR                              (20,482,075)     (19,009,433)
                                                  ============     ============



LOSS PER COMMON SHARE - BASIC AND DILUTED            $(0.50)          $(2.24)
                                                  ============     ============
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                         2,926,859        2,926,859
                                                  ============     ============




        The accompanying notes are an integral part of these consolidated financial statements.

                               TRIMARK ENERGY LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                          FOR THE YEARS ENDED AUGUST 31




                                                       2003             2002
                                                         $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                               (1,472,642)      (6,566,673)
Items not involving cash
     Depreciation, depletion and impairment          1,251,882        6,010,537
     Interest expense                                   60,741           70,630
     Write-off of amounts receivable                    19,959                -
     Loss on sale of marketable securities              15,527           13,239
     Write-down of other assets                              -          258,699
     Effect of unrealized foreign exchange gain              -          (24,199)
Decrease (increase) in amounts receivable               (4,223)          26,093
Decrease in inventory                                        -           70,050
Increase (decrease) in accounts payable and
     accrued liabilities                                 9,197          (40,907)
                                                  ------------     ------------
                                                      (119,559)        (182,531)
                                                  ------------     ------------
FINANCING ACTIVITY

Repayment of advances                                 (117,405)               -
                                                  ------------     ------------
INVESTING ACTIVITIES

Other assets                                           114,843           80,019
Additions to petroleum interests                      (319,757)         (99,517)
Proceeds from sale of marketable securities             30,594          323,821
Proceeds from sale of petroleum interests               84,907                -
                                                  ------------     ------------
                                                       (89,413)         304,323
                                                  ------------     ------------
INCREASE (DECREASE) IN CASH                           (326,377)         121,792

CASH - BEGINNING OF YEAR                               336,182          214,390
                                                  ------------     ------------
CASH - END OF YEAR                                       9,805          336,182
                                                  ============     ============


See also Note 11 for supplementary cash flow information.



        The accompanying notes are an integral part of these consolidated financial statements.

                               TRIMARK ENERGY LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2003 AND 2002


1.       NATURE OF OPERATIONS AND GOING CONCERN

         Trimark Energy Ltd. (the "Company") is an independent energy company primarily engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States. As described in Note 4, the Company wrote off the majority of its petroleum and natural gas interests in November 2002, due to the disappointing results at East Lost Hills and regional California. In January 2003, the Company acquired an interest in oil and gas leases in Texas.

         During the 2003 fiscal year, the Company incurred a net loss of $1,472,642 and, as at August 31, 2003, had accumulated a deficit of $20,482,075. The Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead and to discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations.

         These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, the financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.


2.       CHANGE IN ACCOUNTING POLICY

         During the 2003 fiscal year the Company adopted, on a prospective basis, the provisions of new Section 3870 "Stock-Based Compensation and Other Stock Based Payments" of the Canadian Institute of Chartered Accountants' Handbook ("Section 3870"). Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value. The section is only applicable to transactions that occurred on or after January 1, 2002. During the 2003 fiscal year the Company did not grant any stock options. The adoption of Section 3870 did not have any impact on the Company's financial statements.


3.       ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These   consolidated   financial   statements  have  been  prepared  in
         accordance with Canadian generally accepted accounting principles.

         The consolidated financial statements for the 2002 fiscal year included the accounts of the Company and its wholly-owned subsidiaries, Trimark Resources Inc. ("Trimark Inc."), Safari Petroleum, LLC ("Safari") and TMK Oil & Gas Inc. ("TMK"). As described in Note 4, during the 2003 fiscal year the Company abandoned its net investment in Trimark Inc. Intercompany balances and transactions are eliminated on consolidation.

                               TRIMARK ENERGY LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2003 AND 2002


3. ACCOUNTING POLICIES (continued)

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

         PETROLEUM AND NATURAL GAS INTERESTS

         The Company follows the full cost method of accounting for petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

         Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted into equivalent units based upon relative energy content.

         In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

         Substantially all of the Company's oil and gas exploration, development and production activities are conducted jointly with others and, accordingly, these consolidated financial statements reflect the Company's proportionate interest in such activities.

         REVENUE RECOGNITION

         The Company recognizes petroleum and natural gas revenues from its interests in producing wells as oil and gas is produced and sold from these wells. The Company has no gas balancing arrangements in place. Oil and gas sold is not significantly different from the Company's product entitlement.

         CASH EQUIVALENTS

         Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

                               TRIMARK ENERGY LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2003 AND 2002


3. ACCOUNTING POLICIES (continued)

         FOREIGN CURRENCY TRANSLATION

         Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates except for amortization, depreciation and depletion, which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         INCOME TAXES

         Income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.


4.       PETROLEUM AND NATURAL GAS INTERESTS


                                                      2003                2002
                                                        $                    $
         Evaluated Properties
            Acquisitions and leasehold costs                 -        7,956,252
            Exploration and development costs           87,255        6,863,704
            Gathering facility                               -          189,604
                                                  ------------     ------------
                                                        87,255       15,009,560
                                                  ------------     ------------
         Unevaluated Properties
            Acquisitions and leasehold costs                 -          554,760
            Exploration costs                                -          421,091
                                                  ------------     ------------
                                                             -          975,851
                                                  ------------     ------------
                                                        87,255       15,985,411
         Less: accumulated depreciation,
            depletion and impairment                   (11,088)     (14,874,185)
                                                  ------------     ------------
                                                        76,167        1,111,226
                                                  ============     ============

                               TRIMARK ENERGY LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2003 AND 2002


4. PETROLEUM AND NATURAL GAS INTERESTS (continued)

         (a) During the 2003 fiscal year, the Company incurred petroleum expenditures totalling $232,502 on the unsuccessful drilling of a side-track well on the Basil Project. In addition, the Company did not participate in any further funding of exploration activities or holding costs relating to the East Lost Hills Project. On December 2, 2002, the Company received confirmation from the operator of the East Lost Hills Project that it had formally proposed the plugging and abandonment of the ELH #4 and #9 wells. In light of the results and uncertainties of any further activities at East Lost Hills by the joint venture, the Board of Directors of the Company has determined that the Company will no longer provide further funding to Trimark Inc., which holds the Company's East Lost Hills and regional California petroleum interests. Accordingly, the Company has recorded an impairment charge of $1,240,794, representing the Company's remaining net investment in Trimark Inc. Effective November 30, 2002, the Company ceased to record the activities of Trimark Inc.

         (b) During May 2002, the Company, the operator of the East Lost Hills Project and certain other participants in the East Lost Hills joint venture, concluded an agreement on the ongoing evaluation of the ELH #4 and #9 wells, whereby the funding parties assumed all of the unpaid amounts and future costs in completing the evaluation of these wells. In return, they were entitled to recover their costs plus 300% of their costs, from the future production from these wells. Unpaid billings for the ELH #4 and #9 wells at the time of the agreement totalled $613,288, of which $169,385 was billed and had been recorded by the Company as "accounts payable and accrued liabilities" at August 31, 2001. During the 2002 fiscal year the Company reversed $169,385 of "accounts payable and accrued liabilities" with an offsetting credit to "petroleum and natural gas interests".

         (c) In January 2003, the Company earned a 3% working interest in certain oil and gas leases, known as the West Ranch Field, located in Jackson County, Texas by funding a development program on the subject leases. As of August 31, 2003, the West Ranch Field remains the Company's only producing petroleum and natural gas interests.

         (d) No write-down was required as a result of the ceiling test performed effective August 31, 2003. During the 2002 fiscal year the Company recorded an impairment of $5,834,318 from the ceiling test performed effective August 31, 2002. The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value.


5.       ADVANCES

                                                      2003               2002
                                                       $                  $

         Advances, bearing interest at 10%
            per annum, due September 1, 2005 (a)       718,870          775,534

         Advances, non-interest bearing,
            due September 1, 2005 (b)                  300,142                -
                                                  ------------     ------------
                                                     1,019,012          775,534
                                                  ============     ============

                               TRIMARK ENERGY LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2003 AND 2002


5. ADVANCES (continued)

         (a) As at August 31, 2003, $582,595 principal and $136,275 accrued interest remain outstanding. Included in this balance is $361,233 owing to Hilton Petroleum Ltd. ("Hilton"), a public company which holds common shares of the Company, and of which certain of its shareholders, officers and directors are also shareholders, officers and directors of the Company. The advances are unsecured.

         (b) Advances have been made to the Company by shareholders and directors of the Company for working capital purposes.


6.       SHARE CAPITAL


         Authorized - unlimited common shares without par value
         Issued and outstanding -

                                                               2003                              2002
                                                  -----------------------------     -----------------------------
                                                     NUMBER             $               NUMBER             $

         Balance, beginning and end of year          2,926,859       19,537,102        2,926,859       19,537,102
                                                  ============     ============     ============     ============

         (a) The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of ten years.

                  A summary of the Company's options at August 31, 2003 and 2002, and the changes for the fiscal years ending on those dates is presented below:

                                                               2003                              2002
                                                  ------------------------------     -----------------------------
                                                                     WEIGHTED                          WEIGHTED
                                                     NUMBER          AVERAGE           NUMBER          AVERAGE
                                                   OF OPTIONS     EXERCISE PRICE     OF OPTIONS     EXERCISE PRICE
                                                                         $                                 $

                  Balance, beginning of year           125,000         0.40              226,715         6.44
                  Granted                                    -                             7,143         0.40
                  Cancelled/expired                    (32,143)        0.40             (108,858)        1.97
                                                  ------------                      ------------
                  Balance, end of year                  92,857         0.40              125,000         0.40
                                                  ============                      ============

                  The following table summarizes information about the stock options outstanding and exercisable at August 31, 2003:

                  NUMBER                 WEIGHTED AVERAGE
                  OF         EXERCISE    REMAINING              WEIGHTED AVERAGE
                  OPTIONS    PRICE       CONTRACTUAL LIFE       EXERCISE PRICE

                  92,857     $0.40       0.40 years             $0.40
                  ======

                               TRIMARK ENERGY LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2003 AND 2002


6. SHARE CAPITAL (continued)

         (b)      Details of the number of warrants outstanding are as follows:

                                                      2003              2002

                  Balance, beginning of year           468,857          891,867
                  Expired                             (468,857)        (423,010)
                                                  ------------     ------------
                  Balance, end of year                       -          468,857
                                                  ============     ============


7.       INCOME TAXES

         As at August 31, 2003, the Company has accumulated non-capital losses for income tax purposes of approximately $1,977,000, expiring from 2004 to 2010, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.


8.       RELATED PARTY TRANSACTIONS

         (a) During the year ended August 31, 2003, the Company was charged $153,064 (2002 - $185,020) for management, professional, accounting and administrative services provided by companies controlled by current and former officers of the Company. As at August 31, 2003, accounts payable and accrued liabilities include $7,770 due to these related parties.

         (b) During the 2003 fiscal year the former President of the Company repaid the outstanding principal balance of $114,843 and interest income of $2,242 (2002 - $8,831) to the Company.

         (c) Other related party transactions are disclosed elsewhere in these consolidated financial statements.


9.       SEGMENTED INFORMATION

         As at August 31, 2003, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                      2003
                                 ----------------------------------------------
                                 IDENTIFIABLE                           NET
                                    ASSETS          REVENUES       INCOME (LOSS)
                                       $                $                 $

         United States                 80,226           68,800         (967,993)
         Canada                        12,859              424         (504,649)
                                 ------------     ------------     ------------
                                       93,085           69,224       (1,472,642)
                                 ============     ============     ============

                               TRIMARK ENERGY LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2003 AND 2002


9. SEGMENTED INFORMATION (continued)

                                                      2002
                                 ----------------------------------------------
                                 IDENTIFIABLE                            NET
                                    ASSETS          REVENUES       INCOME (LOSS)
                                      $                 $                 $

         United States              1,251,540          139,280       (6,253,150)
         Canada                       379,681           23,497         (313,523)
                                 ------------     ------------     ------------
                                    1,631,221          162,777       (6,566,673)
                                 ============     ============     ============

10.      FINANCIAL INSTRUMENTS

         (a)      Fair Values

                  The fair values of financial instruments at August 31, 2003 and 2002, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to August 31, 2003 and 2002 may differ significantly from that presented.

                  Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable, accounts payable and accrued liabilities.

                  It is not practicable to estimate the fair value of the advances.

         (b)      Credit Risk Management

                  The amounts receivable are from various companies operating in the oil and gas industry in the United States and are subject to normal industry credit risks.


11.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                      2003             2002
                                                        $                $
         Operating activities
            Reversal of accounts payable and
            accrued liabilities                              -         (169,385)
                                                  ============     ============
         Investing activities
            Reversal of petroleum and natural
            gas interests expenditures                       -          169,385
                                                  ============     ============


                                                      2003             2002
                                                        $                $
         Interest paid in cash                               -                -
                                                  ============     ============
         Income taxes paid in cash                           -                -
                                                  ============     ============

         During the year ended August 31, 2003, the Company recorded $60,741 (2002 - $70,630) of interest expense on advances.

                                 BC FORM 51-901F

                                QUARTERLY REPORT



INCORPORATED AS PART OF:                     X     SCHEDULE A
                                          --------
                                             X     SCHEDULES B & C
                                          --------
                                          (place x in appropriate category)
ISSUER DETAILS:

NAME OF ISSUER                            TRIMARK ENERGY LTD.
                                          --------------------------------------
ISSUER ADDRESS                            #1305 - 1090 WEST GEORGIA STREET
                                          VANCOUVER, BC   V6E 3V7
                                          --------------------------------------
ISSUER TELEPHONE NUMBER                   (604) 685-9316
                                          --------------------------------------
ISSUER FAX NUMBER                         (604) 683-1585
                                          --------------------------------------
CONTACT PERSON                            MR. NICK DEMARE
                                          --------------------------------------
CONTACT'S POSITION                        DIRECTOR
                                          --------------------------------------
CONTACT'S TELEPHONE NUMBER                (604) 685-9316
                                          --------------------------------------
CONTACT'S E-MAIL ADDRESS                  ndemare@chasemgt.com
                                          --------------------------------------
WEBSITE                                   N/A
                                          --------------------------------------
FOR QUARTER ENDED                         AUGUST 31, 2003
                                          --------------------------------------
DATE OF REPORT                            JANUARY 12, 2004
                                          --------------------------------------

                                   CERTIFICATE


THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


NICK DEMARE                 /s/  Nick DeMare                           04/01/12
--------------------------------------------------------------------------------
NAME OF DIRECTOR                 SIGN (TYPED)             DATE SIGNED (YY/MM/DD)

GEORGE MUSCROFT             /s/  George Muscroft                       04/01/12
--------------------------------------------------------------------------------
NAME OF DIRECTOR                 SIGN (TYPED)             DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
                              FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED AUGUST 31, 2003



Please see accompanying audited consolidated financial statements for the years ended August 31, 2003 and 2002.

BC FORM 51-901F                                                       SCHEDULE B

                               TRIMARK ENERGY LTD.
                            SUPPLEMENTARY INFORMATION
                       FOR THE YEAR ENDED AUGUST 31, 2003


1.(A)    GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative expenses for the year ended August 31, 2003:

                                                                        $

         Administration and accounting                                   78,972
         Audit and legal                                                 10,741
         Foreign exchange                                               (41,565)
         Management                                                     102,798
         Office                                                           7,477
         Shareholder communications                                       4,572
         Transfer agent and regulatory filing                            13,952
                                                                   ------------
                                                                        176,947
                                                                   ============


1.(B)    RELATED PARTY TRANSACTIONS

         (a) During the year ended August 31, 2003, the Company was charged $153,064 (2002 - $185,020) for management, professional, accounting and administrative services provided by companies controlled by current and former officers of the Company. As at August 31, 2003, accounts payable and accrued liabilities include $7,770 due to these related parties.

         (b) During the 2003 fiscal year the former President of the Company repaid the outstanding principal balance of $114,843 and interest income of $2,242 (2002 - $8,831) to the Company.

         (c) Other related party transactions are disclosed elsewhere in these consolidated financial statements.


2.(A)    NO SECURITIES WERE ISSUED DURING THE YEAR ENDED AUGUST 31, 2003.


2.(B)    NO OPTIONS WERE GRANTED DURING THE YEAR ENDED AUGUST 31, 2003.


3.(A)    AUTHORIZED AND ISSUED SHARE CAPITAL AS AT AUGUST 31, 2003

                                                            ISSUED
                               AUTHORIZED         -----------------------------
         CLASS    PAR VALUE      NUMBER           NUMBER                 AMOUNT
         ------   --------     ----------         -----------------------------

         Common     WPV        Unlimited          2,926,859         $19,537,102
                                                  =========          ==========

BC FORM 51-901F                                                       SCHEDULE B

                               TRIMARK ENERGY LTD.
                            SUPPLEMENTARY INFORMATION
                       FOR THE YEAR ENDED AUGUST 31, 2003


3.(B)    OPTIONS AND WARRANTS OUTSTANDING AS AT AUGUST 31, 2003

                                       EXERCISE PRICE
         SECURITY         NUMBER          PER SHARE                 EXPIRY DATE

         Options          92,857            $0.40                   Jan. 25/04


3.(C)    SHARES IN ESCROW OR SUBJECT TO POOLING AS AT AUGUST 31, 2003

         1,488 shares remain held in escrow as at August 31, 2003.


3.(D)    LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 31, 2003

         Directors:
                  Nick DeMare
                  George Muscroft

         Officers:
                  Nick DeMare, President & CEO
                  Harvey Lim, Corporate Secretary

BC FORM 51-901F                                                      SCHEDULE C

                               TRIMARK ENERGY LTD.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2003

MANAGEMENT DISCUSSION & ANALYSIS

OPERATIONS

Effective November 30, 2002, the Company wrote-off its net investment in Trimark Resources Inc. ("Trimark Inc."), a wholly-owned subsidiary which held all of the Company's petroleum and natural gas interests at that time. Accordingly, the Company ceased to record the activities of Trimark Inc. and recorded $1,240,794 depreciation, depletion and impairment charge to reflect the abandonment of Trimark Inc.

In January 2003, the Company earned a 3% working interest in certain oil and gas leases known as the West Ranch Field, by funding exploration and development costs. As of August 31, 2003, the Company has incurred $87,255 on drilling activities and has recorded $40,044 in oil and gas revenues, comprising of $22,208 (507 barrels) of oil and $17,836 (2,131 mcf) of gas. All the production in 2003 is associated with production from the West Ranch Field. Currently there are 11 wells producing at the West Ranch Field. Production costs of $11,257 was incurred and depletion of $11,088 was recorded for 2003. All production in 2002 was derived primarily from the ELH #1 well.

General and administrative costs decreased by $64,842, from $241,789 in 2002 to $176,947 in 2003. The decrease in costs were as a result of the Company's reduced operations and limited financial resources. All costs have been reduced where possible.

During the year ended August 31, 2003, the Company disposed of its interest in the South Haskell property for cash proceeds of $84,907.

LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2003, the Company had a working capital deficit of $2,128 and $1,019,012 of advances outstanding. The Company is currently not able to generate sufficient cash flow from its operations to meet ongoing corporate overhead, capital commitments and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the acquisition of, exploration for and development of its petroleum interests or to discharge its ongoing liabilities as they come due. There is no assurance that the Company will be able to obtain sufficient financing.

The Company has negotiated and proposes to issue up to 3,389,687 units in settlement of $508,453 of advances and conduct a private placement of up to 3.4 million units at $0.15 per unit for $510,000 cash proceeds. The Company is seeking regulatory and shareholder approvals to complete these transactions.

CHANGE OF OFFICERS AND DIRECTORS

On July 4, 2003, Mr. Busby resigned as a director and the Chairman, President and Chief Executive Officer of the Company. Mr. DeMare was appointed the interim President and Chief Executive Officer.


INVESTOR RELATIONS ACTIVITIES

During the year ended August 31, 2003, the Company did not engage any companies to provide investor relations activities.